October 17, 2019

R. Nickolas Jones
Chief Financial Officer
Bnet Media Group, Inc.
352 South 200 West
Farmington, Utah 84025

       Re: Bnet Media Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           File No. 000-55582

Dear Mr. Jones:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing